ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at March 31, 2007 and for 3 months ended on March 31, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at March 31, 2007, December 31, 2006 and March 31, 2006

Assets	balance as at March 31, 2007	balance as at Dec. 31, 2006	balance as at March 31, 2006
Non-current assets	**2 040 238**	**2 039 955**	**1 957 935**
Property, plant and equipment	1 875 343	1 874 497	1 791 969
Intangible assets, of which:	109 872	110 041	110 083
- goodwill	107 708	107 708	107 708
Investment in an associated company consolidated using the equity method of accounting	8 655	7 989	5 827
Available-for-sale financial assets	662	662	662
Other financial assets	2 983	3 612	5 182
Investment property	41 299	41 882	42 854
Other long-term investments	552	552	565
Deferred income tax assets	872	720	793
Current assets	**221 586**	**217 954**	**193 364**
Inventories	8 570	9 188	8 847
Trade receivables	66 130	55 263	57 991
Income tax receivables	64	55	7 449
Other short-term receivables	72 316	46 065	50 546
Financial assets at fair value through profit or loss	56	136	118
Cash and cash equivalents	74 450	107 247	68 413
Non-current assets held for sale	**7 485**	**7 143**	**1 200**
Total assets	**2 269 309**	**2 265 052**	**2 152 499**

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at March 31, 2007, December 31, 2006 and March 31, 2006

Equity and Liabilities	balance as at March 31, 2007	balance as at Dec. 31, 2006	balance as at March 31, 2006
Total equity	**1 657 982**	**1 661 720**	**1 571 044**
Capital and reserves attributable to equity holders of the Company	1 656 451	1 660 003	1 569 620
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Foreign currency translation reserve	(577)	(628)	(652)
Retained earnings	1 005 941	1 009 544	919 185
Minority holdings	**1 531**	**1 717**	**1 424**
Non-current liabilities	**385 622**	**343 813**	**398 410**
Borrowings	275 564	230 305	279 127
Deferred income tax liability	67 461	70 169	71 392
Other non current liabilities	9 244	10 168	8 944
Provision for pension and similar benefits	33 297	33 120	38 658
Provisions for liabilities	56	51	289
Current liabilities	**225 705**	**259 519**	**183 045**
Borrowings	46 115	85 565	46 242
Trade payables	77 075	89 323	62 676
Current income tax liabilities	1 595	219	291
Other current liabilities	81 178	71 699	66 446
Provision for pension and similar benefits	5 521	5 863	5 305
Provisions for liabilities	14 221	6 850	2 085
Total equity and liabilities	**2 269 309**	**2 265 052**	**2 152 499**

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 3 months ended on March 31, 2007 with comparable figures for the year 2006

	3 months ended on March 31, 2007	3 months ended on March 31, 2006
Net sales of services	225 864	193 035
Net sales of products, merchandise and raw materials	1 433	1 346
Cost of services, products, merchandise and raw materials sold	(180 474)	(164 791)
Gross profit on sales	**46 823**	**29 590**
Other operating income	8 430	7 398
Distribution & marketing expenses	(12 618)	(10 910)
Overheads & administrative expenses	(39 530)	(35 936)
Other operating expenses	(4 248)	(6 153)
Operating loss	**(1 143)**	**(16 011)**
Financial income	0	9
Financial expenses	(3 683)	(4 120)
Share in net profits of subsidiaries, affiliates and associated companies	666	607
Loss before tax	**(4 160)**	**(19 515)**
Income tax expense	371	2 084
Net loss for the financial year	**(3 789)**	**(17 431)**
Ascribed to:		
Shareholders of the controlling company	(3 603)	(17 253)
Minority shareholders	(186)	(178)
	(3 789)	**(17 431)**
Earnings (loss) per common share (in PLN)		
Earnings per share attributable to the equity holders of the Company for the financial year	**(0,08)**	**(0,38)**

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2007 with comparable figures for the year 2006

	Capital attributable to equity holders of the Company					
	Share capital	Other Capital	Foreign currency translation reserve	Retained earnings	Minority Interests	Total
Twelve months ended on December 31, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit (loss) for the financial year	0	0	0	88 773	115	88 888
- translation differences on consolidation	0	0	45	0	0	45
Total recognised income	**0**	**0**	**45**	**88 773**	**115**	**88 933**
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2006	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
of which: three months ended on March 31, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit (loss) for the financial year	0	0	0	(17 253)	(178)	(17 431)
- translation differences on consolidation	0	0	21	0	0	21
Total recognised income	**0**	**0**	**21**	**(17 253)**	**(178)**	**(17 410)**
dividends	0	0	0	0	0	0
Balance as at March 31, 2006	**517 754**	**133 333**	**(652)**	**919 185**	**1 424**	**1 571 044**
Three months ended on March 31, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit (loss) for the financial year	0	0	0	(3 603)	(186)	(3 789)
- translation differences on consolidation	0	0	51	0	0	51
Total recognised income	**0**	**0**	**51**	**(3 603)**	**(186)**	**(3 738)**
dividends	0	0	0	0	0	0
Balance as at March 31, 2007	**517 754**	**133 333**	**(577)**	**1 005 941**	**1 531**	**1 657 982**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 3 months ended on March 31, 2007 with comparable figures for the year 2006

	3 months ended on March 31, 2007	3 months ended on March 31, 2006
OPERATING ACTIVITIES		
Loss before tax	**(4 160)**	**(19 515)**
Adjustments:	**34 850**	**9 833**
Share in net profit (loss) of companies consolidated using the equity method of accounting	(666)	(607)
Depreciation and amortization	40 644	34 387
(Gain) loss on foreign exchange differences	(34)	(83)
Interests	3 814	3 934
(Profit) loss on investing activity	(156)	671
Change in receivables	(32 192)	(23 601)
Change in current liabilities, excluding borrowinç	18 672	(4 009)
Change in provisions	7 211	(1 683)
Change in inventories	618	589
Other adjustments	(3 061)	235
Cash from operating activities	**30 690**	**(9 682)**
Income tax paid	(3 129)	17
Net cash flow from operating activities	**27 561**	**(9 665)**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	3 852	3 236
Proceeds from sale of short-term securities	14 967	58 466
Interests income	34	129
Other investing income	108	4
Purchase fo property, plant and equipment and intangible assets	(65 218)	(49 603)
Purchase of related entities	(410)	(410)
Purchase of short-term securities	(14 967)	(25 515)
Other investing cash flow	0	(31)
Net cash flow from investing activities	**(61 634)**	**(13 724)**
FINANCING ACTIVITIES		
Proceeds from borrowings	2 558	20 227
Other financial income	14	0
Repayment of borrowings	0	(8 751)
Interest payment	(646)	(508)
Financial lease payments	(547)	(707)
Other financial cash flow	(103)	0
Net cash flow from financing activities	**1 276**	**10 261**
Change in cash and cash equivalents	**(32 797)**	**(13 128)**
Cash and cash equivalents at the beginning of period	**107 247**	**81 541**
Cash and cash equivalents at the end of period	**74 450**	**68 413**

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT MARCH 31, 2007 AND FOR 3 MONTHS ENDED MARCH 31, 2007

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs approx. 3,600 persons and operates a network of 47 hotels (9,058 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap (managed by Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel sp. z o.o., Orbis Transport sp. z o.o. and its associate Orbis Casino sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

The most important companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels, two Novotels and three Etaps in Częstochowa and Szczecin and Warsaw, offering in aggregate 1,889 rooms in 8 towns in Poland. Moreover, the company manages the Ibis Stare Miasto Hotel in Warsaw. Hekon - Hotele Ekonomiczne S.A. operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at March 31, 2007 and for 3 months ended March 31, 2007.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the consolidated annual financial statements for 2006. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **In the new year, the Orbis Group continues to generate good operating results.** In the 1st quarter of 2007, the Group generated revenues of PLN 227,297 thousand (16.9% yoy) and gross profit on sales of PLN 46,823 thousand (58.2% yoy).
2. **The Etap Warszawa Centrum hotel commenced to operate in January.** The hotel is a successive establishment of the Etap brand, beside the hotels opened last year in Częstochowa and Szczecin. Also, Novotel Szczecin and Novotel Kraków Bronowice have joined the group of 4-star hotels pursuant to issued administrative decisions.
3. **The BZ WBK AIB Fund** notified the Company of another increase in the holding of Orbis S.A. shares. Having acquired 2% of shares in January 2007, the Fund presently holds 16.33% of Orbis shares (more information is provided in the current report no. 2/2007 available at www.orbis.pl).
4. **On January 24, 2007 Mr. Paweł Dębowski resigned from the position of Orbis S.A. Supervisory Board Member** (more information is provided in the current report no. 3/2007 available at www.orbis.pl).

Jean-Philippe Savoye comments:

Comparing to previous years, the 1st quarter of 2007 has been a successful one and the Group's three core activities are benefiting from a favorable business environment. Net sales generated by the Group rose by 16.9%, and its gross profit on sales by 58.2%, higher as compared to the corresponding period of past year. These results are, first and foremost, an outcome of successful operating activities of the Orbis Hotel Group, which recorded a growth in the occupancy rate by 5.9% points yoy and 20% yoy increase the RevPar and generated an EBITDA on the level of 32,210 thousand i.e. 84.5% higher than in previous year. On the other hand, the EBITDA for the capital Group increased by 115% comparing to the 1st Q 2006.
Moreover, we continue to implement the strategy of Company development. Another hotel of the Etap brand commenced to operate in Warsaw in mid-January. Also, the modernization program as well as preparations for the construction of successive hotels are underway.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The level and growth rate of the GDP is the main factor determining demand in the tourist&hotel services sector. According to figures published by the Ministry of Economy, in the 1st quarter of 2007 the GDP growth may be close to reaching 7% yoy. Such strong growth in the GDP in the 1st quarter of 2007 resulted from sold production of industry (13% growth against the corresponding quarter of past year) and construction&assembly production (growth by 51.1% yoy). The above-mentioned, good results of Polish economy were reflected in operating results of the Orbis Hotel Group in the 1st quarter of 2007. The number of roomnights sold to foreign guests grew by 25.7% (to Poles – by 9.6%), and the number of roomnights sold to corporate clients grew by 18.4%.
The level of sales of services in hotel business, foreign incoming traffic as well as in the rent a car segment is to a large extent influenced by the EUR/PLN exchange rate. According to figures published by the National Bank of Poland (NBP) in the 1st quarter of 2007, the average EUR/PLN exchange rate stood at 3.8871 and was by 1.44% higher as compared to the EUR/PLN exchange rate in the 1st quarter of 2006. The average exchange rate was also reported to have gone up by 0.99% against the 4th quarter of 2006. The growth, although slightly, in the EUR/PLN exchange rate favorably impacts results of hotel sales. A higher exchange rate of EUR may reduce profits from sales in the foreign outgoing traffic handled by Orbis Travel.
According to the figures of the Central Statistical Office (GUS), in March 2007 the official unemployment rate stood at 14.4% as compared to 17.8% in March last year. These data confirm the strengthening of a favorable condition of the Polish economy.

TOURIST TRAFFIC

As at the date of this report, no figures pertaining to the incoming, outgoing and domestic traffic in the 1st quarter of 2007 have been published. Comments on this issue will be presented in the subsequent condensed consolidated financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

COMPETITION

Hotel market – according to estimates, in the nearest future investments in new establishments may be expected to total a few hundred million EUR per annum. Based on information on already announced investment projects, hotels to be constructed are projected to comprise chiefly mid-scale and economy establishments. The following regions face best development prospects: Małopolska, Dolny Śląsk, Mazowsze and Pomorze. In Łódź, one of towns showing good investment prospects for the hotel market, city authorities encourage investors to construct hotels by preparing attractive plots of land and offering exemptions from the real property tax. Numerous are also hotel projects implemented in Tri-City. The growth in the number of hotels in Poland is impacted predominantly by the following factors: dynamic increase in the number of tourists coming to Poland, stable macroeconomic prospects for the Polish economy, growth in the room occupancy ratio in hotels, increasingly good transport accessibility (cheap air-lines and construction of a network of highways), as well as the fact that our country has, together with Ukraine, been selected to host the UEFA European Football Championship - Euro 2012. In the 1st quarter of 2007, the market share of hotels of the Orbis Hotel Group (measured as the share in the number of available rooms) in major cities was as follows: Warsaw 43.5%, Cracow 29.8%, Wrocław 41.9%, Poznań 54.7%, Katowice 40.1%, Szczecin 47.3% and Tri-City 42.7%.

Travel agents' market – the prevailing stable economic situation in Poland and absence of incidents in the world exert an advantageous impact on the development of the tourist sector in Poland and worldwide. These factors are mirrored in the market upturn for purchase of tourist services. The company PBP Orbis is ranked as the 4th tour operator on this fragmented market and its competitive edge is on the rise.

Transport market – as regards the international coach transport, strong impact is exerted by competitive cheap airlines affecting the volume of passenger transport and further development prospects, and therefore on results of the sector. On the other hand, however, we have observed demand for services provided by the companies of the Orbis Transport Group on international lines resulting from the growing economic migration to the EU countries. Orbis Transport is one of the leading CFM companies (top 10 Car Fleet Management companies), and the growing market share of Hertz Lease in the CFM sector amounts to over 3%. The CFM sector is characterized by very dynamic growth with annual growth rates of 30%. Orbis Transport, however, indicates growth rate above the average market growth.
As regards Hertz Rent a Car business, stable fragmentation of the market is observed. Thanks to good performance, Orbis Transport sp. z o.o. has strengthened its position of the market leader. The observed development of cheap airline connections should bring about a further growth in rentals in the leisure segment, while the expansion of the business segment is dependent upon development of foreign investments in Poland. Competition among coach carriers is getting increasingly fierce, but this should not significantly affect the position of Orbis Transport sp. z o.o.

2.2.2 Internal factors

INVESTMENT PROGRAM

The Orbis Group invested PLN 45,965 thousand in 1st quarter of 2007. Major investments made by the Group in this period included, just like a year ago, investments on modernization and construction of hotels of Orbis S.A. Modernizations are continued in a few objects, e.g., Grand hotel in Warsaw and Novotel Centrum in Katowice. Comprehensive rebuilding of the Hevelius hotel in Gdańsk has started; preparatory works are underway related to construction of several new Etaps, Ibises and Novotels (for more detailed information, see "Strategy"). In early January 2007, a new Etap Warszawa Centrum was rendered operational, replacing the old Solec hotel. Increased expenditures on property, plant and equipment, including assets under construction in Hekon Hotele Ekonomiczne S.A., result from new investments in comprehensive equipment for Etap hotels that the company operates, and from commitment of funds to new investment projects.

Company name	3 months ended March 31, 2007	3 months ended March 31, 2006	% change 2007 versus 2006
Orbis S.A.*	24 749	26 950	-8,17%
Hekon Hotele Ekonomiczne S.A.*	5 823	117	4876,92%
PBP Orbis Group	173	160	8,13%
Orbis Transport Group	15 220	21 671	-29,77%
Orbis Group	**45 965**	**48 898**	**-6,00%**

*including prepayments of PLN 5,460 thousand in the 1st quarter of 2006

(all amounts are quoted in PLN thousand, unless otherwise stated)

EMPLOYMENT

As at the end of March 2007, employment in the Orbis Group amounted to 5,577 full-time jobs and was by 8% lower as compared to the past year's figure. This result is attributable predominantly to Orbis S.A. that reported a 11.7% drop in employment –an outcome of ongoing Company reorganization. Employment declined also in the companies forming the Orbis Transport Group and Orbis Travel Group, where the number of full-time jobs went down as a result of reduction of jobs handling foreign incoming tourist traffic. The company Hekon Hotele Ekonomiczne S.A. increased employment due to the opening of new Etap hotels.

Company name	3 months ended March 31, 2007	3 months ended March 31, 2006	% change 2007 versus 2006
Orbis S.A.	3 591	4 067	-11,70%
Hekon Hotele Ekonomiczne S.A.	483	441	9,52%
PBP Orbis Group	536	556	-3,60%
Orbis Transport Group	907	938	-3,30%
Orbis Kontrakty Sp. z o.o.	4	4	0,00%
UAB Hekon	56	53	5,66%
Orbis Group	**5 577**	**6 059**	**-7,96%**

STRATEGY

In March 2005, the Management Board of the Company Orbis S.A. presented the new strategy of the Orbis Hotel Group for the years 2005-2009. In May 2006, the Supervisory Board of Orbis S.A. approved the up-date of the strategy of development of the Orbis Hotel Group in the years 2006-2010. These documents have been published in the Company's current reports nos. 10/2005 and 9/2006 and are available at **www.orbis.pl**.

As part of the strategy:

1) Modernization program continues in the following hotels:

a) Construction & assembly as well as installation works continue in the **Grand hotel in Warsaw.** These works involve comprehensive rebuilding of all rooms, furniture and equipment of Mercure standard are being delivered. All works are scheduled to come to an end in the 4th quarter of 2007. Thanks to these changes, the hotel will be eligible to join 4-star Mercure hotels.

b) The second stage of works related to replacement of facade of the hotel's low section commenced in the **Posejdon hotel in Gdańsk.** Works are scheduled to end at the end of July 2007.

c) Successive stages of modernization works came to an end in a few hotels (among others, in **Novotel Centrum in Katowice** and **Novotel Bronowice in Cracow**). These works are aimed at suiting the hotel to meet fire safety regulations. Further works will be continued in these hotels in the second half of 2007.

d) In Gdańsk has started comprehensive rebuilding of the **Hevelius hotel**.

2) New hotels:

a) In January this year, the third hotel of the Etap brand was opened in Warsaw, on the site of the Solec hotel that was liquidated in 2005.

b) Preparations for the construction/adaptation of economy Etap, Ibis and Novotel hotels has been underway since 2005. This process is scheduled to be spread over a few years. After three hotels of the Etap brand (in Częstochowa, Szczecin and Warsaw) were rendered operational, now preparatory works for the construction of several other hotels are underway.

c) Following negotiations, the Companies of the Orbis Group purchased three plots of land for the construction of new hotels in Elbląg, Kielce and Lublin, and take further actions in this respect in a few other Polish cities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

SALES OF SERVICES VIA THE INTERNET

In the 1st quarter of 2007, room sales via the Internet continued to follow a strong upwards trend. In the individual client segment alone, the growth in Revenue amounted to 124,5% as compared to the corresponding period of past year. Similarly to the preceding quarters, the last three months producing the largest number of booked rooms since the launch of the system. OrbisOnLine is a room reservation system supporting reservation of rooms offered by the Orbis Hotel Group in the real time. It is available to individuals, corporations and travel agents.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

According to the Ministry of Economy, based on good results in terms of GDP and production sold in the 1st quarter of 2007, the economy is now recovering, and positive tendencies should continue to prevail in successive quarters, with curbed pressure on price growth.

The unemployment rate in Poland is the highest in the EU, but a significant improvement on the labor market has been observed since 2005. The unemployment rate, which 3 years ago stood at 20%, was reduced to 14.9% by the end of 2006. According to the latest forecasts of the Ministry of Labor and Social Policy, the unemployment rate may fall down to below 12% at the end of 2007.

Good prospects for the Polish economy should be conducive to growth in sales of hotel and tourist services of the Orbis Group.

TOURIST TRAFFIC

Incoming traffic – in accordance with latest data published by the Polish Organization of Tourism, 16.4 million foreign tourists may visit Poland in 2007 (projected average rate of changes in the incoming traffic in the years 2007-2010 is to stand at 4%). In 2007, foreigners may spend in Poland a total of USD 7.6 billion (including USD 4.0 billion to be spent by tourists). Over the next few years, the incoming traffic is expected to grow by approximately 4% annually. A lower rate of growth may be expected in the number of arrivals from Germany. The number of tourists from Russia, Lithuania, Belarus and Ukraine will grow slightly. The high growth rate of incoming traffic from EU member states (excluding Germany) may be expected to continue. The Institute of Tourism forecasts that 2.6 million persons from this region will visit Poland in 2007. It is expected that in future the two basic segments of incoming traffic, i.e., typically tourist and business traffic, will grow much faster (by an annual average of 6%) than the total number of tourists (including visiting family members and friends, shopping and transit).

Outgoing traffic – thanks to the prevailing, favorable exchange rate of the Zloty against the Euro and the American dollar resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming years, and should reach 7.2 million in 2007.

Domestic traffic – a decline in the number of domestic trips made by Poles has been observed since 1999. The results for the year 2006, however, indicate that the decline in the number of domestic trips, particularly long-term trips, has been halted. One-day trips (without overnight accommodation) are becoming more and more competitive towards short-term trips, hence the latter are expected to go down in forthcoming years. In the current year, the number of short-term visits (204 days) may total 20.4 million and long-term trips may be expected to go up to the level of 17.0 million in 2007.

COMPETITION

Hotel market – in the last months, three international hotel networks and companies announced comprehensive plans of development in Poland. The details of location and precise term of construction of new hotels are not known yet. Moreover, single hotels of existing brands will be opened in several cities. The first hotel of a new hotel network, De Silva Hotels, is scheduled to be constructed in Piaseczno in the fall 2007. In future, the network plans to open a network of 2-star and 3-star hotels. In three years, the second hotel of the Hilton brand in Poland, offering 120 rooms, will be constructed in Łódź. Moreover, a System hotel with 91 rooms is to be opened in Zakopane. Furthermore, a few 3-star and 4-star hotels are to be erected in Łódź, Gdańsk, Poznań and Kołobrzeg over the span of next two years. The systematically expanding offer of new cheap airlines exerts a beneficial impact on development of hotel business.

Travel agent's market – owing to the prevailing, advantageous internal and external conditions. prospects for the PBP Orbis Group for the next quarter look optimistic. During forthcoming months, the Group plans to develop additional distribution channels based on sales via the Internet and to support sales of foreign tourist events by

(all amounts are quoted in PLN thousand, unless otherwise stated)

providing agency services in execution of credit facility agreements in cooperation with one of leading banks on the credit services market in Poland.

Transport market – considering strong economic growth, low inflation and strong, Polish Zloty, i.e. factors that exert a direct impact on financial and economic standing of business entities, another beneficial year for the Orbis Transport Group should be expected, particularly in the Rent a Car business. The Company incessantly streamlines its operations, adapting its organization to meet market challenges, especially those connected with the dynamic development of the Car Fleet Management business, and cost optimization in international coach transport.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 1st quarter of 2007, the Management Board of Orbis S.A. refers to the projected 2007 EBITDA result for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o.

The projection disclosed in the current report no. 9/2006 provides for attainment of total 2007 EBITDA for the Hotel Group of PLN 252 million. The EBITDA generated in the 1st quarter of 2007 amounted to PLN 32,210 thousand, i.e. is by 84.5% better than the Orbis Hotel Group EBITDA generated in the corresponding period of past year, while the projected EBITDA for the entire year is by 13% yoy higher (the current report no. 30/2006). Considering the impact of seasonality on hotel and food&beverage activities that results in the 1st quarter of the year traditionally being the weakest period of the year, these results cannot serve as a basis to asses the possibilities of fulfillment of the projection.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Subsidiaries, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations	Associates, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Inter Bus Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	coach transport				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	parking lot rental				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments, restructuring and discontinuing of operations

The Orbis Group's structure did not change in the period covered by these financial statements. However, the following events took place:

Increase/decrease of share capital:
By virtue of resolution no. 5 dated February 7, 2007, the Extraordinary Shareholders' Meeting of Obis Transport increased the company's share capital by the amount of PLN 14,078,300, up to PLN 28,507,600, of which in the first phase of capital increase „Orbis" S.A. took up 138,383 shares for the amount of PLN 138,383 million. The procedure of taking up shares in the second and third phases of capital increase is underway.

Other events:
On January 31, 2007, President of the Management Board of PBP Orbis, Mr. J. Grzegorz Prądzyński, submitted resignation from his function.

By virtue of resolution dated March 26, 2007, the Supervisory Board of PBP Orbis sp. z o.o. appointed Mrs. Małgorzata Elżbieta Miazek President of the Company's Management Board to serve as from April 1, 2007.

Mr. Paweł Dębowski resigned from serving as Member of the Supervisory Board of Orbis S.A. as from January 27, 2007 (more information in the current report no. 03/2007).

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,05%	0,19%
PH Majewicz Sp. z o.o.	49%	0,85%	0,13%
AutoOrbisBus Sarl	100%	0,51%	0,25%
TOTAL		**1,41%**	**0,57%**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated annual financial statements for 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Net sales of products, merchandise and raw materials	227 297	194 381	16,93%
% share in total revenues	96,42%	96,33%	
Cost of goods sold	(180 474)	(164 791)	9,52%
Selling and marketing costs	(12 618)	(10 910)	15,66%
Administrative expenses	(39 530)	(35 936)	10,00%
of which:			
-depreciation & amortization	(40 644)	(34 387)	18,20%
- staff costs	(69 592)	(67 298)	3,41%
- outsourced services	(70 516)	(59 261)	18,99%
% share in total costs	96,70%	95,37%	
Other operating income	8 430	7 398	13,95%
Other operating expenses	(4 248)	(6 153)	-30,96%
Operating loss - EBIT	(1 143)	(16 011)	-92,86%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	
Other finance income	0	9	-100,00%
Finance costs	(3 683)	(4 120)	-10,61%
Share of net profits of associates	666	607	9,72%
Loss before tax	(4 160)	(19 515)	-78,68%
Income tax	371	2 084	-82,20%
Loss from discontinued operations	0	0	0,00%
Net loss	(3 789)	(17 431)	-78,26%
EBIT margin (EBIT/Revenues)	-0,50%	-8,24%	-93,89%
EBITDA	39 501	18 376	114,96%
EBITDA margin (EBITDA/Revenues)	17,38%	9,45%	83,83%

Sales of the Group grew by 16.9% in the current quarter as compared to the 1st quarter of 2006.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 16.5% in the 1st quarter of 2007. Thanks to to incessantly favorable economic conditions, as well as owing the persistent reorganization in the company Orbis and improved efficiency in the entire Hotel Group, sales in the hotel department went up considerably (see: point 4.3).
A similar growth in sales was reported by the PBP Orbis Group (by 29.6%) and the Orbis Transport Group (by 6.8%).
The Orbis Hotel Group exerts most considerable impact on the level of sales owing to the scale of its operations.

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.

The results of the 1st quarter of the current year were most substantially impacted by the following figures and events:

– The hotels & restaurants segment reported a growth in sales by 16.5%. Orbis S.A. generated sales at the level of PLN 132,685 thousand, which translates into a 17.1% increase against the 1st quarter of 2006. The Company achieved this result thanks to an increase in the occupancy rate in its hotels (by 6.3 percentage points) and a substantial rise in the Average Room Rate (by 5.7%). The Company's performance was so good despite the fact that the Silesia hotel was closed in the 1st quarter of 2007 and the Monopol hotel was sold in the 4th quarter of 2006, hence the number of rooms reduced.
  Sales of Hekon-Hotele Ekonomiczne S.A. totaled PLN 28,225 thousand and were by 17.4% higher than in the 1st quarter of 2006. The growth is attributable to a higher number of roomnights sold. Best results were generated by hotels of the Ibis and Novotel brands, particularly in Warsaw, Cracow, Poznań and Częstochowa.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The company UAB Hekon achieved sales at the level of PLN 1,941 thousand (by 0.4% higher than in the corresponding period of 2006). Sales of Orbis Kontrakty sp. z o.o. totaled PLN 2,510 thousand and were by 85.9% higher than in the 1st quarter of 2006.

- The tourism segment reported a growth in sales by 29.6% (see point 4.3: Tourism segment), which is an effect of a larger number of events sold in the outgoing traffic segment, incessantly growing turnover from transport activities as well as agency services in the sale of transport tickets (mainly air tickets).

- Similarly, the transport segment reported a rise in sales (by 6.8%), which is attributable predominantly to improved results generated in the Rent a Car business as well as in long-term rental – leases.

Cost of goods sold of the Group went up by 9.5% in the 1st quarter of 2007 as compared to the corresponding period of past year, which is directly correlated with higher sales. However, the cost of goods sold is growing at much lower a rate than sales.

Selling and marketing costs of the Group went up by 15.7%. Just like in case of cost of goods sold, there is a direct correlation between selling and marketing costs and generated sales. This item was most considerably impacted by the costs of promotion of Orbis S.A. hotels and the costs incurred by PBP Orbis sp. z o.o. that included costs of promotion of tourist services , as well as commissions paid to agents on account of tourist events sold. As compared to the corresponding period **Administrative expenses** grew by 10.0%.

Other operating income increase by 14.0% in the 1st quarter of 2007 as compared to the corresponding period of past year, however in this period **Other operating expenses** went down by 31%.

Operating profit EBIT closed with a loss amounting to PLN 1,143 thousand, and improved by 92.9% as compared to the corresponding period owing to a considerable growth in sales, accompanied by a slight growth in the Group's expenses.

Over the same period, the **Adjusted operating profit before depreciation and amortization (EBITDA)** of the Group went up more than two-fold and totaled PLN 39,501 thousand.

The Group did not report any **Other finance income** in the 1st quarter of 2007. Last year, the level of other finance income was negligible and did not impact the Group's performance.

Finance costs, composed predominantly of interest on borrowings, went down by 10.6% in the 1st quarter of 2007, chiefly owing to a reduced amount of interest on borrowings in Orbis S.A.

As a result of all the above-mentioned factors, in the 1st quarter of the current year the Group generated a **Net loss** of PLN 3,789 thousand, this result being by 78.3% better than in the corresponding period.

The Group's revenues and results per business segment are presented in point 4.3 of this report.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Company name	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Orbis S.A.			
Net sales	132 685	113 355	17,1%
EBIT	(9 286)	(18 822)	-50,7%
EBITDA	21 022	7 012	199,8%
Net profit (loss)	(11 628)	(20 707)	-43,8%
Hekon - Hotele Ekonomiczne S.A.			
Net sales	28 225	24 042	17,4%
EBIT	8 508	7 476	13,8%
EBITDA	11 079	9 847	12,5%
Net profit (loss)	7 071	6 959	1,6%
PBP Orbis Group			
Net sales	32 671	25 208	29,6%
EBIT	(4 398)	(4 570)	-3,8%
EBITDA	(3 728)	(3 926)	-5,0%
Net profit (loss)	(4 525)	(4 637)	-2,4%
Orbis Transport Group			
Net sales	37 820	35 423	6,8%
EBIT	1 239	55	2152,7%
EBITDA	8 007	5 264	52,1%
Net profit (loss)	320	(1 084)	-129,5%
Orbis Kontrakty			
Net sales	2 510	1 350	85,9%
EBIT	2 282	1 161	96,6%
EBITDA	2 285	1 164	96,3%
Net profit (loss)	1 816	947	91,8%
UAB Hekon			
Net sales	1 941	1 934	0,4%
EBIT	(811)	(772)	5,1%
EBITDA	(469)	(442)	6,1%
Net profit (loss)	(704)	(725)	-2,9%

EBIT stands for operating profit (loss).
EBITDA stands for operating profit (loss) before depreciation and amortization.

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is the next quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, the 1st quarter is the quarter in which the smallest share of annual sales of the Group is generated. In this period, due to weather conditions, tourists make few trips in Poland while in part of foreign countries that might serve as destinations for recreation-seekers, the season has not started yet.

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Hotels & restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues
II quarter 2005	204 254	29,9%	52 777	28,5%	37 635	27,6%	294 666	29,3%
III quarter 2005	199 751	29,2%	81 705	43,3%	50 603	33,7%	332 059	32,4%
IV quarter 2005	153 596	22,2%	35 882	18,4%	40 580	24,9%	230 058	21,9%
I quarter 2006	137 578	19,8%	25 208	12,9%	35 423	21,6%	198 209	18,8%
II quarter 2006	194 452	28,4%	53 688	27,3%	41 598	24,7%	289 738	27,6%
III quarter 2006	211 237	30,3%	98 069	46,1%	52 023	30,7%	361 329	33,5%
IV quarter 2006	181 506	25,0%	37 397	17,4%	40 117	23,7%	259 020	23,4%
I quarter 2007	160 251	21,4%	32 671	14,7%	37 820	22,0%	230 742	20,2%

4.3 Segment revenue and segment result for individual business segments

Results per business segment

	3 months ended Mar.31,2007	3 months ended Mar.31,2006	% change - 2007 versus 2006	3 months ended Mar.31,2007	3 months ended Mar.31,2006	% change - 2007 versus 2006	3 months ended Mar.31,2007	3 months ended Mar.31,2006	% change - 2007 versus 2006
	Sales to external clients			Inter-segment sales			Totale sales		
Hotels & restaurants	157 255	134 036	117,32%	2 996	3 542	84,58%	160 251	137 578	116,48%
Tourism	32 264	25 036	128,87%	407	172	236,63%	32 671	25 208	129,61%
Transport	37 298	34 868	106,97%	522	555	94,05%	37 820	35 423	106,77%
Segment - total	226 817	193 940	116,95%	3 925	4 269	91,94%	230 742	198 209	116,41%
Unallocated activities	480	441	108,84%	(3 925)	(4 269)	91,94%	(3 445)	(3 828)	89,99%
Group - total	227 297	194 381	116,93%	0	0	0,00%	227 297	194 381	116,93%

	3 months ended Mar.31,2007	3 months ended Mar.31,2006	% change - 2007 versus 2006
	Segment result		
Hotels & restaurants	29 729	16 241	183,05%
Tourism	568	81	701,23%
Transport	3 651	2 233	163,50%
Segment - total	33 948	18 555	182,96%
Unallocated activities	(37 737)	(35 986)	104,87%
Group - total	(3 789)	(17 431)	21,74%

(all amounts are quoted in PLN thousand, unless otherwise stated)

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

Consolidated results (after consolidation adjustments) of the Orbis Hotel Group after 1st quarter of 2007 are presented as below:

INCOME STATEMENT - financial result of the Orbis Hotel Group

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Net sales of products, merchandise and raw materials	160 731	138 019	16,46%
Cost of goods sold	(120 767)	(112 818)	7,05%
Gross profit (loss) on sales	**39 964**	**25 201**	**58,58%**
Other operating income	2 574	4 563	-43,59%
Selling and marketing costs	(9 979)	(8 715)	14,50%
Administrative expenses	(30 285)	(27 424)	10,43%
Other operating expenses	(3 288)	(4 706)	-30,13%
Operating profit (loss) - EBIT	**(1 014)**	**(11 081)**	**-90,85%**
Other finance income	0	9	-100,00%
Finance costs	(3 074)	(3 554)	-13,51%
Profit (loss) on sale of all or part of interests in subsidiaries, affiliates and associates	0	0	0,00%
Share of net profits (losses) of associates	0	0	0,00%
Profit (loss) before tax	**(4 088)**	**(14 626)**	**-72,05%**
Income tax	444	2 305	-80,74%
Net profit (loss)	**(3 644)**	**(12 321)**	**-70,42%**
EBITDA	**32 210**	**17 457**	**84,51%**

The results of the Hotels & restaurants segment in accordance with IAS 14 are as follows:

BUSINESS SEGMENTS - financial result of the segment

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Total revenues, of which:	**160 251**	**137 578**	16,48%
Net sales	160 251	137 578	16,48%
Total expenses, of which:	**(130 522)**	**(121 337)**	7,57%
Cost of goods sold	(120 543)	(112 622)	7,03%
Selling and marketing costs	(9 979)	(8 715)	14,50%
Segment result	**29 729**	**16 241**	83,05%

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of the Orbis Hotel Group* in the 1st quarter of 2007

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Occupancy rate	45,10%	39,20%	+5,9pp
Average Room Rate (ADR) in PLN	213,6	204,3	4,55%
Revenue per Available Room (RevPAR) in PLN	96,3	80,1	20,22%
Number of roomnights sold	444 116	379 195	17,12%
Number of rooms	10 947	10 743	1,90%
% structure of roomnights sold			change in % points
Poles	49,60%	53,10%	-3,5pp
Foreigners	50,40%	46,90%	+3,5pp
Business clients	72,40%	71,70%	+0,7pp
Tourists	27,60%	28,30%	-0,7pp

* the table contains cumulative results of hotels that belong to Orbis .A. and Hekon Hotele Ekonomiczne S.A.

In the 1st quarter of 2007, all ratios related to hotel activities in the Orbis Hotel Group improved. The occupancy rate grew by 5.9 percentage points as compared to the corresponding period of past year. The number of roomnights sold totaled 444,116, which translates into a growth by over 17% yoy. Also, the Average Room Rate (ARR) rose by 4.55% yoy, which was reflected in a considerable increase in the Revenue per Available Room (RevPAR) by 20.22% yoy. Such a substantial growth in the RevPAR is an outcome of good situation that has prevailed on the hotel services market as well as a consequence of pursuance of active yield and price management policy. Economic growth in Poland translated into sales of a greater number of roomnights to both Poles (growth by 9.6% yoy) and to foreign guests (increase by 25.7%). Moreover, growth was reported in the business segment – by 18.4% yoy, which advantageously impacted the Average Room Rate and the Revenue per Available Room, as well as in the tourist segment – by 13.9% yoy.

Operating results of Orbis S.A. in the 1st quarter of 2007

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Occupancy rate	42,30%	36,00%	+6,3 p
Average Room Rate (ARR) in PLN	216,9	205,2	5,7%
Average Room Rate (ARR) in the business segment in PLN	230,5	219,2	5,2%
Average Room Rate (ARR) in the tourist segment in PLN	179,8	166,8	7,8%
Revenue per Available Room (RevPAR) in PLN	91,8	73,8	24,4%
Number of roomnights sold	344 870	298 713	15,5%
Number of rooms*	9 058	9 230	-1,9%
% structure of roomnights sold			change in % points
Poles	48,00%	53,90%	-5,9 pp
Foreigners	52,00%	46,10%	+5,9 pp
Business clients	75,30%	74,20%	+1,1 pp
Tourists	24,70%	25,80%	-1,1 pp

*without Etap Hotels

In the 1st quarter of 2007, Orbis S.A. hotels reported an increase in the occupancy rate by 6.3% points as compared to the corresponding period of past year. The Average Room Rate (ARR) grew by 5.7% yoy both in the business segment (by 5.2%) and the tourist segment (by 7.8%). These factors were mirrored in a considerable rise in the Revenue per Available Room (RevPAR) – by 24.4% yoy. An increase occurred also in the number of roomnights

(all amounts are quoted in PLN thousand, unless otherwise stated)

sold – by 15.5%. In the 1st quarter of 2007, the number of rooms sold to Poles went up by 2.9% yoy, while the number of roomnights sold to foreigners grew by 30.2% yoy (the most considerable growth was reported among guests from Scandinavia, Belgium, Italy, Hungary and Great Britain). Minor drops in the number of visitors were reported only among guests from Germany and Switzerland. The significant growth in the ARR and RevPAR is a result of high demand for services and pursuance of the yield management policy.

Operating results of Hekon-Hotele Ekonomiczne S.A. in the 1st quarter of 2007

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Occupancy rate	58,90%	59,10%	-0,2pp
Average Room Rate (ARR) in PLN	202,0	201,1	0,4%
Revenue per Available Room (RevPAR) in PLN	119,04	118,9	0,1%
Number of roomnights sold	99 246	80 482	23,3%
Number of rooms*	1 889	1 513	24,9%
% structure of roomnights sold			**change in % points**
Poles	55,40%	50,00%	+5,4pp
Foreigners	44,60%	50,00%	-5,4pp
Business clients	62,50%	62,30%	+0,2pp
Tourists	37,50%	37,70%	-0,2pp

*with Etap Hotels

In 2006, two economy Etap hotels – in Częstochowa (80 available rooms) and in Szczecin (120 available rooms) joined the group comprising Ibises, Novotel Centrum Kraków and Novotel Szczecin. In January 2007, the third hotel of the Etap brand, located in Warsaw, was opened. The above figures include the results reported by these 1-star hotels.

In the 1st quarter of 2007, hotels of Hekon Hotele Ekonomiczne S.A. reported a minimal drop in the occupancy rate by 0.2 % point yoy. However, the Average Room Rate (ARR) slightly grew by 0.4% yoy and, similarly, the RevPAR went up by 0.1% yoy. A substantial growth was reported in sales of roomnights (by 23.3%), including also sales to corporate clients – up by 23.8% yoy, while sales in the tourist segment grew by 22.6% yoy. The hotels reported a growth by 36.6% yoy in the number of roomnights sold to Poles, and a 10.0% yoy rise in the number of roomnights sold to foreigners. The increase in the number of roomnights sold in hotels of Hekon Hotele Ekonomiczne S.A. is a result of increased sales to tourists connected with development of airline traffic.

Operating results of UAB Hekon in the 1st quarter of 2007.

The Company UAB Hekon manages Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. In the 1st quarter of 2007 the hotel reported a decrease in the occupancy rate by 9.2% points yoy. At the same time, the hotel reported a growth in the Average Room Rate (ARR) in the business segment by 9.3% (the ARR in the tourist segment declined slightly by 0.3%). However, lower occupancy rate in the current period was mirrored in a 3.1% decline in the Revenue per Available Room. The structure of rooms sold in Vilnius hotel in successive period undergoes but insignificant changes. Traditionally, the majority of guests are foreigners (94.8% yoy). Similarly, the segment-based structure of guests is dominated by business guests (80.37%), although in the 1st quarter of 2007 the number of tourists grew by 5% points as compared to the corresponding period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results in the segment per hotel brand

BRAND	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Upper-scale hotels *(Sofitel)*			
Occupancy rate	45,70%	45,30%	+0,4 pp
Average Room Rate (ARR) in PLN	322,4	295,3	9,2%
Revenue per Available Room (RevPAR) in PLN	147,3	133,7	10,2%
Number of roomnights sold	19 237	13 895	38,4%
Number of rooms	468	341	37,2%
Mid-scale hotels *(Novotel, Mercure, Orbis Hotels)*			
Occupancy rate	42,80%	36,50%	+6,3 pp
Average Room Rate (ARR) in PLN	214,7	204,4	5,0%
Revenue per Available Room (RevPAR) in PLN	91,8	74,6	23,1%
Number of roomnights sold	348 894	307 735	13,4%
Number of rooms	9 063	9 362	-3,2%
Economy hotels *(Ibis, Etap)*			
Occupancy rate	57,10%	58,40%	-1,3 pp
Average Room Rate (ARR) in PLN	188,3	190,9	-1,4%
Revenue per Available Room (RevPAR) in PLN	107,5	111,4	-3,5%
Number of roomnights sold	80 915	62 996	28,4%
Number of rooms	1 575	1 199	31,4%

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Total revenues, of which:	**32 671**	**25 208**	29,61%
Net sales	32 671	25 208	29,61%
Total expenses, of which:	**(32 103)**	**(25 127)**	27,76%
Cost of goods sold	(29 723)	(23 222)	28,00%
Selling and marketing costs	(2 380)	(1 905)	24,93%
Segment result	**568**	**81**	601,23%

In the 1st quarter of 2007, the number of persons serviced by Orbis Travel went up by 6% (up to 263 thousand). The number of persons going on trips abroad organized by Orbis Travel totaled 24,468 and rose by 27% as compared to the corresponding period. Sales of Orbis Travel offers featured in all catalogues grew by 35%, offers were sold to 23,180 persons. The number of persons who came to Poland with Orbis Travel in the 1st quarter of 2007 amounted to 5,643, this result being by 25% better than the past year's figure.

Sales growth of offers of both foreign outgoing and incoming tourist traffic indicates that the current year should witness robust performance of the tourist industry, hence also of Orbis Travel. Similarly, sales of airline tickets (115% growth dynamics as compared to the 1st quarter of the preceding year) allows to forecast attainment of good results in this type of business.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Total revenues, of which:	**37 820**	**35 423**	6,77%
Net sales	37 820	35 423	6,77%
Total expenses, of which:	**(34 169)**	**(33 190)**	2,95%
Cost of goods sold	(33 899)	(32 801)	3,35%
Selling and marketing costs	(270)	(389)	-30,59%
Segment result	**3 651**	**2 233**	63,50%

The 1st quarter of 2007 was a successive period in which the company continued to adapt to the fast-changing market situation. Revenue of Orbis Transport Group went up by 6.8% yoy, however expenses grew only by 2.9% yoy. In the 1st quarter of 2007, Orbis Transport – a company dealing with passenger transport - transported 46,802 passengers which translates into a 12.0% decline as compared to 53,174 passengers transported in the 1st quarter of 2006. At the same time, the number of kilometers covered went down from 4,594.2 thousand in 2006 to 3,641.3 thousand in 2007, i.e. by 20.7%. Orbis Transport achieved such results thanks to innovative and logistic solutions. The international and domestic coach transport is adversely affected by incessantly growing prices of fuel oil and staff costs resulting from mass outflow of qualified drivers who are leave for the EU countries.
As regards the Hertz Lease business, in the 1st quarter of 2007 the number of cars stood at 2,095 and grew by 38% as compared to the corresponding period of past year.
The number of cars rented in the Hertz Rent a Car segment totaled 3,433, translating into a 17.3% rise as compared to 2,927 cars rented in the 1st quarter of 2006. This growth strengthened the leading position of Orbis Transport in this type of business.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at March 31, 2007	As at Dec. 30, 2006	% change in 3 months ended March 31, 2007	As at March 31, 2006	% change in 12 months ended March 31, 2007
Non-current assets	2 040 238	2 039 955	0,01%	1 957 935	4,20%
% share in the balance sheet total	89,91%	90,06%		90,96%	
Current assets	221 586	217 954	1,67%	193 364	14,60%
% share in the balance sheet total	9,76%	9,62%		8,98%	
Non-current assets classified as held for sale	7 485	7 143	4,79%	1200	0,00%
TOTAL ASSETS	**2 269 309**	**2 265 052**	**0,19%**	**2 152 499**	**5,43%**
Equity attributable to the parent company	1 656 451	1 660 003	-0,21%	1 569 620	5,53%
% share in the balance sheet total	72,99%	73,29%		72,92%	
Minority interests	1 531	1 717	-10,83%	1 424	7,51%
% share in the balance sheet total	0,07%	0,08%		0,07%	
Non-current liabilities	385 622	343 813	12,16%	398 410	-3,21%
- of which: borrowings	275 564	230 305	19,65%	279 127	-1,28%
% share in the balance sheet total	16,99%	15,18%		18,51%	
Current liabilities	225 705	259 519	-13,03%	183 045	23,31%
- of which: borrowings	46 115	85 565	-46,11%	46 242	-0,27%
% share in the balance sheet total	9,95%	11,46%		8,50%	
TOTAL EQUITY AND LIABILITIES	**2 269 309**	**2 265 052**	**0,19%**	**2 152 499**	**5,43%**
Debt/total capital employed ratio	19,42%	19,03%		20,73%	
Debt ratio (total liabilities/total assets ratio)	26,94%	26,64%		27,01%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment (91.9%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. In the first three months of 2007, this item did not undergo any significant changes, while its growth against the 1st quarter of 2006 (by 4.2%) results from carried out planned modernizations of tangible assets in Orbis S.A., expansion of vehicle fleet owned by Orbis Transport as well as entry of coaches, held under finance lease by PBP Orbis, in the register of tangible assets. Other items of current assets remained at more or less the same level in both compared periods.

5.2 Current assets

Cash and cash equivalents represent the most significant item of current assets (accounting for 33.6% of current assets). Other major items include also other current receivables (32.6% share), composed predominantly of taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets, prepayments as well as trade receivables (29.8% share). As compared to the 1st quarter of 2006, all these items went up. Other current receivables grew chiefly as a result of larger amount of prepaid tangible assets in Orbis S.A. and Hekon Hotele Ekonomiczne S.A. in connection with on-going modernizations of hotel establishments, predominantly in Orbis S.A. The growth in trade receivables, particularly in Orbis S.A. and PBP Orbis, was brought about by higher turnover in the current quarter, despite the fact that this quarter is deemed the least productive one in the hotel and tourist industry.

5.3 Non-current liabilities

Non-current liabilities are dominated by borrowings that account for 71.5% of the total value of this item. This item did not change considerably in the 1st quarter of 2007 as compared to the corresponding period of the past year, but grew significantly as compared to the end of 2006. This is a result of approx. PLN 40 million borrowings incurred by Orbis Transport sp. z o.o., being reclassified to non-current liabilities in connection with deferment of the repayment date. Once the actuary calculated the amount of provisions for jubilee awards and retirement obligations as at the end of 2006, in the 1st quarter of 2007 this item declined in all companies forming the Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.4 Current liabilities

Most important items of current liabilities include other current payables, trade payables and borrowings. Other current payables account for 36.0% of total current liabilities and comprise, first and foremost, taxes, customs duties and social security payable, advances and downpayments. As compared to the 1st quarter of 2006, current liabilities grew chiefly owing to higher trade payables, predominantly in PBP Orbis sp. z o.o., following from a growth in sales in the current quarter. However, as compared to the end of 2006, the balance of current liabilities changed chiefly by the amount of borrowing reclassified from current to non-current liabilities.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date, i.e. March 31, 2007		Current borrowings	Non-current borrowings	
	PLN	CHF		with maturity of 1 to 3 years	with maturity of over 3 years
loan BWE -24/ORB	687	0	687	0	0,00
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	269 374	0	44 013	85 510	139 851
Kredyt Bank S.A. revolving credit facility in CHF	10 042	4 217	0	10 042	0
Kredyt Bank S.A. overdraft facility	34 018	0	0	34 018	
Kredyt Bank S.A. overdraft facility	1 271	0	128	571	572
Citibank Handlowy S.A.	1 287	0	1 287	0	0
Kredyt Bank S.A. investment credit facility	5 000	0	0	0	5 000
TOTAL:	321 679	4 217	46 115	130 141	145 423

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occured	As at March 31, 2007 (change in 3 months of 2007)	As at Dec 31, 2006 (change in 9 months of 2006)	% change in 3 months ended March 31, 2007	As at March 31, 2006 (change in 3 months of 2006)	% change in 12 months ended March 31, 2007
DEFERRED TAX PROVISION AND ASSETS*					
1. Deferred tax provision	**67 461**	**70 169**	**-3,86%**	**71 392**	**0,00%**
2. Deferred tax assets	**872**	**720**	**21,11%**	**793**	**9,96%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**38 818**	**38 983**	**-0,42%**	**43 963**	**-11,70%**
Opening balance	38 983	43 963		43 643	
- created	268	7 275		320	
- used	(433)	(2 248)		0	
- released	0	(10 007)		0	
Closing balance	38 818	38 983		43 963	
2. Provision for liabilities arising from court litigations	**874**	**863**	**1,27%**	**104**	**740,38%**
Opening balance	863	104		119	
- created	15	884		0	
- used	0	(58)		(15)	
- released	(4)	(67)		0	
Closing balance	874	863		104	
3. Provision for restructuring costs	**2 159**	**5 752**	**-62,47%**	**3 081**	**-29,93%**
Opening balance	5 752	3 081		3 078	
- created	0	5 752		3	
- used	(3 593)	(3 081)		0	
- released	0	0		0	
Closing balance	2 159	5 752		3 081	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059	
- created	0	0		0	
- used	0	0		0	
- reversed	0	0		0	
Closing balance	6 059	6 059		6 059	
2. Impairment of property, plant and equipment	**475 309**	**475 309**	**0,00%**	**502 710**	**-5,45%**
Opening balance	475 309	502 710		502 710	
- created	0	51 297		0	
- used	0	(78 338)		0	
- reversed	0	(360)		0	
Closing balance	475 309	475 309		502 710	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

In the 1st quarter of 2007, the following changes were reported in contingent assets and liabilities:

Contingent liabilities:

Title	Beneficiary	Debtor / nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2007	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 12, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	8 400	8 400	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
		Issued by PBP Orbis Sp. z o.o.				
bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	0	
bill of exchange	Kredyt Bank S.A. O/Ciechanów		indefinite	6 000	0	
bill of exchange	Polski Express Sp. z o.o. w Warszawie		indefinite	100	0	
bill of exchange	Signal Iduna		indefinite	5 000	0	
		Issued by Orbis Transport Sp. z o.o.				
surety in favor of PKS Gdańsk	BP Polska Sp z o.o.	PKS Gdańsk Sp. z o.o.	Sept. 21, 2007	600	600	surety under civil law for purchase of fuel
surety in favor of PKS Gdańsk	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o	Dec. 31, 2007	100	100	surety under civil law for purchase of fuel
		Issued by Hekon Hotele Ekonomiczne S.A.				
guarantee for bank borrowings of PLN 500 million.	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Calyon (Arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	267 747	2 823	
			TOTAL:	**292 956**	**11 923**	
		Including sureties for borrowings and issue of a guarantee within the group:		281 147	11 223	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change - 2007 versus 2006
Cash flows from operating activities	27 561	(9 665)	-385,16%
Cash flows from investing activities	(61 634)	(13 724)	349,10%
Cash flows from financing activities	1 276	10 261	-87,56%
Total net cash flows	**(32 797)**	**(13 128)**	**149,82%**
Cash and cash equivalents at the end of period	74 450	68 413	8,82%

6.1 Operating activities

In the 1st quarter of 2007, the Orbis Group reported positive cash flows from operating activities. The biggest positive adjustment of the profit concerned depreciation/amortization, which follows from the type of business pursued by the Group's companies, and a change in current liabilities, except for borrowings. The positive adjustment in the balance of liabilities was influenced by the Group's companies, Orbis Transport and PBP Orbis sp. z o.o. The most considerable negative adjustments was, just like in the 1st quarter of 2006, the adjustment on account of a change in the balance of receivables.

6.2 Investing activities

Expenditures that had a powerful impact on cash flows from investing activities were expenditures for acquisition of property, plant and equipment and intangible assets that went up owing to the Orbis Group's involvement in a large number of new investment projects. Income from the sale of property, plant and equipment and intangible assets in the Orbis Transport Group represented a substantial item of positive cash flows from investing activities. The biggest positive cash flows from investing activities of the Orbis Group in the 1st quarter of 2007 were, similarly as in the corresponding quarter of the preceding year, income from the sale of short-term securities in Hekon Hotele Ekonomiczne S.A. Simultaneously, this company incurred major expenditures on this account, hence the balance of items related to securities exerted but a slight impact on cash flows from investing activities.

6.3 Financing activities

In the 1st quarter of 2007, and in the corresponding period of 2006 alike, the Orbis Group generated positive cash flows from financing activities, however cash flows generated in the current quarter were by far lower. This result was impacted by much lower proceeds from borrowings taken (Orbis Transport Group and PBP Orbis Group). The negative cash flows from this type of activities in both quarters compared included, first and foremost, borrowing costs and expenditures on finance lease liabilities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at March 31, 2007	As at Dec. 31, 2006	% change in 3 months ended March 31, 2007	As at March 31, 2006	% change in 12 months ended March 31, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(577)	(628)	-8,12%	(652)	-11,50%
Retained earnings	1 005 941	1 009 544	-0,36%	919 185	9,44%
Equity attributable to equity holders of the parent company	**1 656 451**	**1 660 003**	**-0,21%**	**1 569 620**	**5,53%**
Minority interests	1 531	1 717		1 424	
Equity	**1 657 982**	**1 661 720**	**-0,22%**	**1 571 044**	**5,53%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the 1st quarter of 2007 was brought about predominantly by the booking of net profit for the current financial period of PLN 3,603 thousand. The remaining part of the result - PLN 186 thousand, impacted the level of minority interests.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring and one-off events took place during 3 months ended on March 31, 2007 and on March 31, 2006.

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 3 months of the current year, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska sp. z o.o. (a company related to Accor S.A., formerly Societe d'Explotation Hotek Polska sp. z o.o.) – revenues amounted to PLN 279 thousand, including PLN 269 thousand under the management contract, while expenses totaled PLN 3,731 thousand, including PLN 3,717 thousand as license fee. Receivables under these transactions amounted to PLN 197 thousand, while payables to PLN 3,956 thousand. In the period of 3 months of 2006, revenues amounted to PLN 830 thousand, including PLN 815 thousand under the management contract, while expenses totaled PLN 709 thousand, including PLN 684 thousand as license fee. Receivables amounted to PLN 200 thousand, while payables to PLN 350 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 626 thousand, while payables to PLN 192 thousand. In the 3 months of 2006, expenses amounted to PLN 458 thousand, while payables to PLN 146 thousand.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses totaled PLN 102 thousand, and in the 3 months of 2006 – to PLN 113 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

As at March 31, 2007	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	44 960	145 923	0	1 340	820	2	193 045
Payables	145 149	1 714	12	683	43 071	2 416	193 045
Expenses	2 806	1 427	23	2 294	1 346	28	7 924
Revenues	4 572	2 423	0	407	522	0	7 924

11. CHANGES IN ACCOUNTING POLICIES

The differences between the figures disclosed in the balance sheet for 3 months ended March 31, 2006 presented in these condensed interim consolidated financial statements and figures as at March 31, 2006, disclosed in the condensed interim consolidated financial statements prepared as at June 30 and for 6 months ended on June 30, 2006, as well as their impact upon the result and the cashflow statement for 3 months of 2006 are set out below. The condensed interim consolidated financial statements as at June 30 and for 6 months ended on June 30, 2006 were published on August 10, 2006, and the discussion of comparable figures has been presented in item 11 thereof.

Changes in the balance sheet, the income statement and the cashflow statement as at March 31, 2006:

BALANCE SHEET	As at March 31, 2006, published on June 30, 2006		Differences	As at March 31, 2006, current figures
Non-current assets	1 954 338	1.	3 597	1 957 935
Current assets	202 533	2.	(9 169)	193 364
	674	3.	526	1 200
Total assets	2 157 545		(5 046)	2 152 499
Equity	1 648 079	4.	(77 035)	1 573 394
Non-current liabilities	326 792	5.	71 618	398 410
Current liabilities	182 674	6.	371	183 045
Total equity and liabilities	2 157 545		(5 046)	2 152 499

INCOME STATEMENT	3 months ended March 31, 2006, published on June 30, 2006		Differences	3 months ended March 31, 2006, current figures
Gross profit (loss) on sales	27 246		2 344	29 590
Profit (loss) from operating activities	(18 435)		2 424	(16 011)
Net profit (loss) for the financial year	(17 848)	7.	417	(17 431)

CASH FLOW STATEMENT	3 months ended March 31, 2006, published on June 30, 2006	Differences	3 months ended March 31, 2006, current figures
Net cash flows from operating activities	(10 634)	969	(9 665)
Net cash flows from investing activities	(12 815)	(909)	(13 724)
Net cash flows from financing activities	10 493	(232)	10 261
Change in total net cash flows and their equivalents	(12 956)	(172)	(13 128)

(all amounts are quoted in PLN thousand, unless otherwise stated)

BALANCE SHEET

1.	Adjustment of car lease in Orbis Transport	4 305
	Adjustment of depreciation of tangible assets in Orbis Transport	1 170
	Recognition of residual value for tangible assets in Orbis Transport	1 950
	Adjustment of deferred tax	2 085
	Breakdown of receivables into current and non-current receivables in Orbis Transport	6 369
	Adjustment of valuation of initial goodwill	(1 435)
	Adjustment of valuation of tangible assets in PBP Orbis	(500)
	Setting-off the deferred tax provision against the deferred tax asset	(12 015)
	Other	1 668
	Total	**3 597**
2.	Breakdown of receivables into current and non-current receivables in Orbis Transport	(7 950)
	Elimination of the Company Social Benefits Fund (ZFŚS) in Orbis Transport	(1 700)
	Other	481
	Total	**(9 169)**
3.	Correction of classification of non-current assets held for sale in Orbis Transport	526
4.	Impact of created deferred tax provision upon retained earnings	(77 841)
	Impact of adjustment of goodwill in the Orbis Transport Group upon retained earnings	1 891
	Impact of an additionally created provision for jubilee awards and retirement benefits in the Orbis Transport Group upon retained earnings	1 700
	Impact of adjustment of valuation of tangible assets in PBP Orbis upon retained earnings	(501)
	Other	(2 284)
	Total	**(77 035)**
5.	Setting-off the deferred tax provision against the deferred tax asset	(5 203)
	Adjustment of deferred tax connected with adjustment of car lease in Orbis Transport	1 647
	Adjustment of actuarial valuation in Orbis Transport	2 831
	Creation of deferred tax provision, taking into account the value of rights to perpetual usufruct of land obtained free of charge from local authorities (gmina) in Orbis S.A.	70 800
	Other	1 543
	Total	**71 618**
6.	Elimination of the Company Social Benefits Fund (ZFŚS) in the Orbis Transport Group	371

INCOME STATEMENT

7.	Reclassification of income from rental of investment property from other operating income to sales of services	441

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Reclassification of income from trade marks from other operating income to sales of merchandise and raw materials	224
	Reclassification of costs of rental of investment property from other operating expenses to cost of goods sold	(196)
	Adjustment of car lease in Orbis Transport	1 743
	Other	132
	Total 7	**2 344**
8.	Reclassification of interest and exchange differences from finance income to other operating income	1 205
	Adjustment of result of sale of property, plant and equipment in Orbis Transport	(1 050)
	Reclassification of costs of rental of investment property from other operating expenses to cost of goods sold	196
	Adjustment of car lease in Orbis Transport	(481)
	Other	210
	Total 7+8	**2 424**
9.	Reclassification of interest and exchange differences from finance income to other operating income	(668)
	Adjustment of car lease in Orbis Transport	(341)
	Recalculation of the income tax	(816)
	Other	(137)
	Total 7+8+9	**417**

12. EVENTS AFTER THE BALANCE SHEET DATE

1. Orbis S.A. convenes the Annual General Meeting of Orbis S.A. Shareholders for June 28, 2007. The subject of the meeting will be i.a. approval of the financial statements and distribution of profit for the financial year 2006. The Management Board of Orbis S.A. decided to request the General Meeting of Orbis S.A. Shareholders proposal of distribution of net profit 2006 allocating the amount of PLN 15,666 thousand for dividend and allocating the amount of PLN 47,428 thousand for the Company's retained earnings (the current reports no. 9/2007 and 10/2007).
2. BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. informed about partly disposal of shares of Orbis S.A. by Investments Funds (the current report no. 8/2007).
3. On Mai 8, 2007 PIONEER Pekao Investment Management S.A. informed about purchase of shares of Orbis S.A. (the current report no. 11/2007)
4. As from April 1, 2007, Mrs. Małgorzata Elżbieta Miazek was appointed President of the Management Board of PBP Orbis sp. z o.o.

13. ISSUER'S SHAREHOLDERS

As at May 15, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at May 15, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts are quoted in PLN thousand, unless otherwise stated)

Shareholder	No. of shares held as at May 15, 2007 (no. of voting rights at the GM)	% share in share capital as at May 15, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from March 1, 2007 to May 15, 2007 (since submission of last interim financial statements)
Accor S.A.:	**18 698 000**	**40,57%**	
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**7 524 757**	**16,33%**	
[including on securities accounts of investment funds managed by BZ MBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.]:	*4 577 039*	*9,93%*	*-0,08%*
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	**2 715 009**	**5,89%**	
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	
Pioneer Pekao Invesment Management S.A. (PPIM) - all customers (in portfolio managed by PPIM):	**2 232 876**	**5,06%**	**+5,06%**
[including Pioneer investment funds' portfolio managed by PIONEER PEKAO INVESTEMENT MANAGEMENT S.A.]:	*2 313 646*	*5,02%*	*+5,02%*

* Shares' increase in January of 2007 were presented in previous quarterly statement

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at May 15, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the Company's knowledge, as at May 15, 2007, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda

holds 268 Orbis S.A. shares
acquired in 1998 free of charge (employee shares)

4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Michael Harvey
   does not hold any Orbis S.A. shares
7. Andrzej Przytuła
   does not hold any Orbis S.A. shares
8. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
9. Denys Sappey
   does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for joint and several payment to RP Instal sp. z o.o., sub-contractor of RD-Bud sp. z o.o., under an order for payment under the writ of payment proceedings	PLN 347 thous.	March 2007	Plaintiff: Instal Polska sp. z o.o. Warsaw, Defendant: Orbis S.A. and RD-BUD sp. z o.o.	Orbis S.A. appealed against the order for payment, motioning the order be annulled in its entirety, because the contract with sub-contractor, RP Instal, was not approved according to the procedure stipulated in Article 647.1.2 of the Polish Civil Code
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021		Notification of the Housing and Municipal Development Office dated April 18, 2002	Applicants: A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G		1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Cracow at 11 Pijarska street	PLN 1,345 thous.	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) I. Kuc-November 2004 4) J.Tabor and I. Ciapala – November 2004	Plaintiffs: S., P., G., A., A., M. Marczak and I. Kuc, E.Ciapała, J.Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court. Orbis S.A. attorney submitted objections against the expert's opinion and requested the Court not to take it into account, as well as to appoint another expert. The date of next hearing has not been set.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Cracow	PLN 1,541 thous.	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. The appeal has not been considered yet.
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)		Notification of the Housing and Municipal Development Office dated July 5, 2002 on pending proceedings for declaration of invalidity	Applicant: E.Raczyński (presently C. Raczyńska, W.Dembińska and W. Rey) Against: Minister of Infrastructure (presently, Minister of Construction Participant: Orbis S.A.	On November 16, 2006, Orbis S.A. filed an application with the Minister of Construction for reconsideration of the case in which the Minister of Construction issued the above-mentioned decision dated October 25, 2006. On March 23, 2007 Orbis S.A. entered into an agreement with the heirs of E. Raczyński on waiver of all legal claims against Orbis S.A.
25 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary	Some employees seek compensation from PLN 28-67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-19 thousand.	from July 2005 from the end of September 2005	Plaintiffs: approx. 25 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 25 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. Two judgments in favor of Orbis S.A. have been rendered in the proceedings of first instance.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street in Warsaw is unjustified, and that a lower amount of the fee is justified	PLN 230 thous.	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified, and that a lower amount of the fee is justified. As Orbis S.A.'s application was only partially seconded, an objection was filed with the Common Court. On March 8, 2007, the Court suspended the proceedings to allow the parties to settle the matter amicably.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1920 Bitwy Warszawskiej street in Warsaw is unjustified, and that a lower amount of the fee is justified	PLN 273 thous.	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified, and that a lower amount of the fee is justified. Orbis S.A. awaits a decision of the Self-Government Appellate Board. No new developments in the case. Moreover, the President of the Capital City of Warsaw was requested to change the percentage rate of the annul fee from the present 3% to 2%. The case is pending. No new developments in the case.
59 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	Plaintiffs, with few exceptions, claim amounts of PLN 2-15 thous.	First statements of claim were filed in July 2006	Plaintiffs: 59 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed. Cases are pending.
15 proceedings initiated by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period from 2003 to 2005.	Plaintiffs claim the amount from PLN 4-16 thous.	First statements of claim were filed in July 2006.	Plaintiffs: 15 former employees of the liquidated Solec Hotel Branch in Warsaw; Defendant: Orbis S.A.	Orbis S.A. motions that all suits brought by employees be dismissed. Cases are pending, a few employees have withdrawn statements of claims and renounced their claims.

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at March 31, 2007 and for 3 months ended on March 31, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at March 31, 2007, December 31, 2006, March 31, 2006

Assets	balance as at March 31, 2007	balance as at December 31, 2006	balance as at March 31, 2006
Non-current assets	**2 022 770**	**2 033 051**	**1 964 370**
Property, plant and equipment	1 453 103	1 499 872	1 449 040
Intangible assets, of which:	999	1 052	1 566
Investment in subsidiaries and associates	470 085	470 085	470 085
Available-for-sale financial assets	31	31	31
Other financial assets	0	0	242
Investment property	98 000	61 459	42 854
Other long-term investments	552	552	552
Current assets	**135 418**	**157 120**	**123 408**
Inventories	4 711	4 937	5 352
Trade receivables	28 162	23 023	20 504
Income tax receivables	740	786	5 499
Other short-term receivables	84 796	75 124	72 545
Cash and cash equivalents	17 009	53 250	19 508
Total assets	**2 158 188**	**2 190 171**	**2 087 778**

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at March 31, 2007, December 31, 2006, March 31, 2006

Shareholders' Equity and Liabilities	balance as at March 31, 2007	balance as at December 31, 2006	balance as at March 31, 2006
Shareholders' equity	**1 565 222**	**1 576 850**	**1 508 715**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	914 135	925 763	857 628
Non-current liabilities	**321 527**	**325 929**	**338 140**
Borrowings	225 361	225 305	234 717
Deferred income tax liability	65 215	69 855	70 800
Provision for pension and similar benefits	30 946	30 769	32 374
Provisions for liabilities	5	0	249
Current liabilities	**271 439**	**287 392**	**240 923**
Borrowings	187 383	184 297	64 414
Trade payables	21 599	54 183	23 046
Current income tax liabilities	2 717	1 170	131
Other current liabilities	41 290	36 385	146 569
Provision for pension and similar benefits	4 523	4 769	4 809
Provisions for liabilities	13 927	6 588	1 954
Total equity and liabilities	**2 158 188**	**2 190 171**	**2 087 778**

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 3 months ended on March 31, 2007 with comparable figures for the year 2006

	3 months ended on March 31, 2007	3 months ended on March 31, 2006
Net sales of services	132 084	112 985
Net sales of products, merchandise and raw materials	601	370
Cost of services, products, merchandise and raw materials sold	(108 169)	(100 998)
Gross profit on sales	**24 516**	**12 357**
Other operating income	2 254	2 929
Distribution & marketing expenses	(8 770)	(7 881)
Overheads & administrative expenses	(24 323)	(21 686)
Other operating expenses	(2 963)	(4 541)
Operating loss	**(9 286)**	**(18 822)**
Financial income	0	9
Financial expenses	(4 577)	(4 930)
Loss before tax	**(13 863)**	**(23 743)**
Income tax expense	2 235	3 036
Net loss for the financial year	**(11 628)**	**(20 707)**
Earnings (loss) per common share (in PLN)		
Earnings per share for the financial year	(0,25)	(0,45)
Earnings per share from continuing operations	(0,25)	(0,45)

Explanation of differences in presented data for 3 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on march 31, 2007, with comparable figures for the year 2006

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit (loss) for the financial year	0	0	63 095	63 095
Total recognised income	**0**	**0**	**63 095**	**63 095**
dividends	0	0	(15 667)	(15 667)
Balance as at December 31, 2006	**517 754**	**133 333**	**925 763**	**1 576 850**
of which: three months ended on March 31, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit (loss) for the financial year	0	0	(20 707)	(20 707)
Total recognised income	**0**	**0**	**(20 707)**	**(20 707)**
dividends	0	0	0	0
Balance as at March 31, 2006	**517 754**	**133 333**	**857 628**	**1 508 715**
Three months ended on December 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit (loss) for the financial year	0	0	(11 628)	(11 628)
Total recognised income	**0**	**0**	**(11 628)**	**(11 628)**
dividends	0	0	0	0
Balance as at March 31, 2007	**517 754**	**133 333**	**914 135**	**1 565 222**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 3 months ended on March 31, 2007 with comparable figures for the year 2006

	3 months ended on March 31, 2007	0	0	3 months ended on March 31, 2006
OPERATING ACTIVITIES				
Loss before tax	**(13 863)**			**(23 743)**
Adjustments:	**18 487**			**8 433**
Depreciation and amortization	30 308			25 834
Interest	4 307			4 351
Profit (loss) on investing activity	(268)			302
Change in receivables	(16 125)			(10 630)
Change in current liabilities, excluding borrowings	(7 217)			(10 731)
Change in provisions	7 275			(1 410)
Change in inventories	226			343
Other adjustments	(19)			374
Cash from operating activities	**4 624**			**(15 310)**
Income tax paid	(812)			(652)
Net cash flow from operating activities	**3 812**			**(15 962)**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	282			191
Interest received	382			410
Other income from financial assets	2 405			4
Other investing income	0			20 000
Purchase of property, plant and equipment and intangible assets	(41 420)			(28 575)
Loans granted to related parties	0			(11 500)
Net cash used in investing activities	**(38 351)**			**(19 470)**
FINANCING ACTIVITIES				
Proceed from borrowings	0			20 000
Interest payment	(1 604)			(1 303)
Other financial cash flow	(98)			0
Net cash used in financing activities	**(1 702)**			**18 697**
Change in cash and cash equivalents	**(36 241)**			**(16 735)**
Cash and cash equivalents at the beginning of period	**53 250**			**36 243**
Cash and cash equivalents at the end of period	**17 009**			**19 508**

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT MARCH 31, 2007 AND FOR 3 MONTHS ENDED MARCH 31, 2007.

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs about 3,600 persons and operates a network of 47 hotels (9,058 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at March 31, 2007 and for 3 months ended March 31, 2007** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim financial statements for the semi-annual period of 2006. These policies have been consistently applied to all the years presented in the financial statements. Divergence from the data reported earlier is presented in section 10 hereof.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. as at March 31, 2007 should be read in conjunction with the consolidated interim financial statements of the Orbis Group as at March 31, 2007 and for 3 months ended March 31, 2007.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the condensed consolidated interim financial statements of the Orbis Group as at March 31, 2007 and for 3 months ended March 31, 2007.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the condensed consolidated interim financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the condensed consolidated interim financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the condensed consolidated interim financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 month ended March 31, 2007	3 months ended March 31, 2006	% change 2007 versus 2006
Net sales of products, merchandise and raw materials	132 685	113 355	17,05%
% share in total revenues	98,33%	97,47%	
Cost of goods sold	(108 169)	(100 998)	7,10%
Selling and marketing costs	(8 770)	(7 881)	11,28%
Administrative expenses	(24 323)	(21 686)	12,16%
of which:			
-depreciation & amortization	(30 308)	(25 834)	17,32%
- staff costs	(48 025)	(46 398)	3,51%
- outsourced services	(26 915)	(25 018)	7,58%
% share in total costs	94,93%	93,24%	
Other operating income	2 254	2 929	-23,05%
Other operating expenses	(2 963)	(4 541)	-34,75%
Operating loss - EBIT	**(9 286)**	**(18 822)**	**-50,66%**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	
Other finance income	0	9	-100,00%
Finance costs	(4 577)	(4 930)	-7,16%
Loss before tax	**(13 863)**	**(23 743)**	**-41,61%**
Income tax	2 235	3 036	-26,38%
Loss from discontinued operations		0	
Net loss	**(11 628)**	**(20 707)**	**-43,85%**
EBIT margin (EBIT/Revenues)	-7,00%	-16,60%	-57,85%
EBITDA	**21 022**	**7 012**	**199,80%**
EBITDA margin (EBITDA/Revenues)	15,84%	6,19%	156,12%

Comments on the results generated by Orbis S.A. in the 1st quarter of 2007 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.2 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at March 31, 2007	As at Dec 31, 2006	% change in 3 months ended March 31, 2007	As at March 31, 2007	% change in 12 months ended March 31, 2007
Non-current assets	2 022 770	2 033 051	-0,51%	1 964 370	2,97%
% share in the balance sheet total	93,73%	92,83%		94,09%	
Current assets	135 418	157 120	-13,81%	123 408	9,73%
% share in the balance sheet total	6,27%	7,17%		5,91%	
TOTAL ASSETS	**2 158 188**	**2 190 171**	**-1,46%**	**2 087 778**	**3,37%**
Equity	1 565 222	1 576 850	-0,74%	1 508 715	3,75%
% share in the balance sheet total	72,52%	72,00%		72,26%	
Non-current liabilities	321 527	325 929	-1,35%	338 140	-4,91%
- of which: borrowings	225 361	225 305	0,02%	234 717	-3,99%
% share in the balance sheet total	14,90%	14,88%		16,20%	
Current liabilities	271 439	287 392	-5,55%	240 923	12,67%
- of which: borrowings	187 383	184 297	1,67%	64 414	190,90%
% share in the balance sheet total	12,58%	13,12%		11,54%	
TOTAL EQUITY AND LIABILITIES	**2 158 188**	**2 190 171**	**-1,46%**	**2 087 778**	**3,37%**
Debt/total capital employed ratio	26,37%	25,98%		19,83%	
Debt ratio (total liabilities/total assets ratio)	27,48%	28,00%		27,74%	

4.1 Non-current assets

Owing to the nature of the Company's operations, the basic item of its non-current assets is property, plant and equipment accounting for 71.8% of total non-current assets. This item covers, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The 3.0% growth in non-current assets in the last 12 months results predominantly from planned modernizations of property, plant and equipment (the value being the result of the increase due to modernizations and decrease due to depreciation). The value of this item remained at more or less the same level during the first three months of the current year.

4.2 Current assets

In the 1st quarter of 2007, current assets were dominated by other current receivables (62.6% share) composed among others of short-term loans granted to subsidiaries, prepayments, advances and receivables arising from public law regulations. This item increased as compared to the end of 2006 (12.9%) and the first quarter of 2006 (16.9%) mainly due to higher value of advances paid for non-current assets due to modernization of hotels carried out by the Company. The growth in this item's share in total assets as compared to the first quarter of the past year was to a large extent attributable to the amount receivable under the payment of PLN 13,838 thousand made by Orbis S.A. towards the purchase of shares in Orbis Transport. The second most significant item is trade receivables, accounting for 20.8% of total current assets. The growth in this item as compared to the first quarter of 2006 follows from the turnover from hotel activities in the current quarter, although the first quarter is usually the least profitable period of the year. A major item in the first quarter of 2007 is cash and cash equivalents (12.6% share), which did not change considerably as compared to the first quarter of 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

Traditionally, borrowings received (70.1% share) represent the most substantial item of non-current liabilities. The decline against the first quarter of 2006 resulted from the repayment of a fixed-term bank borrowings installment of PLN 39,191 thousand in the past year. As compared to the balance as at December 31, 2007, the value of this item has not changed significantly. The second major component (20.3%) is a provision for deferred income tax, set up with the addition of the value of estimated rights to perpetual usufruct of land received free of charge from the commune, which has gradually decreased during the reporting periods. The last sizeable item of non-current liabilities is the provision for retirement benefits and other obligations, accounting for 9.6% of total non-current liabilities.

4.4 Current liabilities

Total value of current liabilities went up by 12.7% as compared to the first quarter of 2006, and declined by 5.6% as compared to the end of 2006. Borrowings constitute the main item, i.e. 69.0% of the total current liabilities. Growth in this item versus the end of 2006 is by and large attributable to conversion, in October 2006, of liabilities related to debt securities (bonds) worth PLN 109,619,868 into a 12-month loan from Hekon - Hotele Ekonomiczne S.A. and incurring additional loans from Hekon - Hotele Ekonomiczne S.A. by Orbis S.A. The second most significant item is other current payables (15.2% share) with important lines such as: tax, customs duties and social security payables, advances and downpayments. Other current payables did not change as compared to their value as at December 31, 2006, but went down by 71.8% as compared to the first quarter of 2006, which was brought about by the above-described conversion of liabilities under debt securities into a loan. The next important item is trade payables (8.0% share), which did not change considerably as compared to the first quarter of the past year, yet went down by 60.1% versus their value as at the end of 2006 as a result of seasonality in the hotel business.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. March 31, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity from 1 to 3 years	with maturity of over 3 years
loan BWE-24/ORB	687	0	687	0	0
fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	269 374	0	44 013	85 510	139 851
loans - Hekon Hotele Ekonomiczne S.A.	142 683	0	142 683	0	0
TOTAL :	412 744	0	187 383	85 510	139 851

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occured	As at March 31, 2007 (change in 3 months of 2007)	As at Dec 31, 2006 (change in 9 months of 2006)	% change in 3 months ended March 31, 2007	As at March 31, 2006 (change in 3 months of 2006)	% change in 12 months ended March 31, 2007
DEFERRED TAX PROVISION AND ASSETS*					
Provision for deferred tax	**65 215**	**69 855**	**-6,64%**	**70 800**	**-7,89%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**35 469**	**35 538**	**-0,19%**	**37 183**	**-4,61%**
Opening balance	35 538	37 183		36 757	
- created	0	6 311		426	
- used	(69)	(1 849)		0	
- released	0	(6 107)		0	
Closing balance	35 469	35 538		37 183	
2. Provision for liabilities arising from court litigations	**808**	**812**	**-0,49%**	**4**	**20100,00%**
Opening balance	812	4		8	
- created	0	808		0	
- used	0	0		(4)	
- released	(4)	0		0	
Closing balance	808	812		4	
3. Provision for restructuring costs	**2 159**	**5 752**	**-62,47%**	**3 081**	**-29,93%**
Opening balance	5 752	3 081		3 508	
- created	0	5 752		24	
- used	(3 593)	(3 081)		(451)	
- released	0	0		0	
Closing balance	2 159	5 752		3 081	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059	
- created	0	0		0	
- used	0	0		0	
- reversed	0	0		0	
Closing balance	6 059	6 059		6 059	
2. Impairment of property, plant and equipment	**475 309**	**475 309**	**0,00%**	**502 710**	**-5,45%**
Opening balance	475 309	502 710		502 710	
- created	0	51 297		0	
- used	0	(78 338)		0	
- reversed	0	(360)		0	
Closing balance	475 309	475 309		502 710	

*The deferred tax provision and assets are presented according to their final balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued

As at March 31, 2007, contingent assets and liabilities were as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended March 31, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	8 400	8 400	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
			TOTAL:	13 400	8 400	
		of which: sureties for borrowings or guarantees issued within the group:		13 400	8 400	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY

	3 months ended March 31, 2007	3 months ended March 31, 2006	% change 2007 versus 2006
Cash flows from operating activities	3 812	(15 962)	123,88%
Cash flows from investing activities	(38 351)	(19 470)	96,97%
Cash flows from financing activities	(1 702)	18 697	-109,10%
Total net cash flows	**(36 241)**	**(16 735)**	**116,56%**
Cash and cash equivalents at the end of period	17 009	19 508	-12,81%

5.1 Operating activities

In the 1st quarter of 2007 the Company reported positive cash flows from operating activities despite a loss reported during this period. The most substantial positive adjustment of profit concerned depreciation/amortization, with the value being slightly higher than in the corresponding period of the past year. Moreover, a change in provisions and adjustment of interest resulted in positive adjustments.

The most significant negative adjustment is the one arising from a change in the balance of receivables and current liabilities.

5.2 Investing activities

Negative cash flows from investing activities in the first quarter of 2007 indicate the involvement of Orbis S.A. in quite a number of new investment projects. Expenditure on property, plant and equipment as well as intangible assets increased almost two-fold as compared to the first quarter of 2006. The main source of positive cash flows were the revenues from the sale of property, plant and equipment as well as intangible assets and interest income. However, these adjustments are negligible and do not have any major impact upon the total flows from investing activities.

5.3 Financing activities

The basic expenditure incurred in the 1st quarter of the current year within the framework of financing activities, reflected in negative cash flows from these activities, was the repayment of interest on loans. No cashflows from financing activities have been reported in the first quarter of 2007.

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at March 31, 2007	As at Dec.31, 2006	% change in 3 months ended March 31, 2007	As at March 31, 2006	% change in 12 months ended March 31, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	914 135	925 763	-1,26%	857 628	6,59%
Equity	**1 565 222**	**1 576 850**	**-0,74%**	**1 508 715**	**3,75%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The change in retained earnings in the 1st quarter of 2007 was a result of the booking of net loss for the current reporting period of PLN 11,628 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring and one-off events took place during 3 months ended on March 31, 2007 and on March 31, 2006.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 3 months of the current year, Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (formerly: Societe d'Exploitation HOTEK POLSKA sp. z o.o., a company related to Accor S.A.) – revenues amounted to PLN 279 thousand, including PLN 269 thousand under the management contract, while expenses totaled PLN 2,596 thousand, including PLN 2,589 thousand as license fee. Receivables under these transactions amounted to PLN 197 thousand, while payables to PLN 3,160 thousand. During 3 months of 2006, revenues amounted to PLN 830 thousand, including PLN 815 thousand under the management contract, while expenses totaled PLN 15 thousand, with no license fee expense during that period. Receivables amounted to PLN 200 thousand, while payables to PLN 4 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 397 thousand, and no payables were recognized in this period. In the 3 months of 2006, expenses amounted to PLN 308 thousand, while no payables have been reported towards the above-mentioned company as at March 31, 2006 .

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:
a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies is provided in point 2.1 of the notes to the consolidated annual financial statements of Orbis S.A. as at December 31, 2006.

The differences between the figures disclosed in the balance sheet for 3 months ended March 31, 2006 presented in these condensed interim financial statements and figures as at March 31, 2006, disclosed in the condensed interim financial statements prepared as at June 30 and for 6 months ended on June 30, 2006, as well as their impact upon the result and the cashflow statement for 3 months of 2006 are set out below. The condensed interim financial statements as at June 30 and for 6 months ended on June 30, 2006 have been published on August 10, 2006, and the discussion of comparable figures has been presented in item 10 thereof.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Changes in the balance sheet, the income statement and the cashflow account as at March 31, 2006:

BALANCE SHEET	As at March 31, 2006, published on June 30, 2006		Differences	As at March 31, 2006, current figures
Non-current assets	1 971 410	1.	(7 040)	1 964 370
Current assets	123 408			123 408
Total assets	2 094 818		(7 040)	2 087 778
Equity	1 586 556	2.	(77 841)	1 508 715
Non-current liabilities	267 340	3.	70 800	338 140
Current liabilities	240 922	4.	1	240 923
Total equity and liabilities	2 094 818		(7 040)	2 087 778

INCOME STATEMENT	3 months ended March 31, 2006, published on June 30, 2006		Differences	3 months ended March 31, 2006, current figures
Gross profit (loss) on sales	11 888	5.	469	12 357
Profit (loss) from operating activities	(19 143)	6.	321	(18 822)
Net profit (loss) for the financial year	(19 788)	7.	(919)	(20 707)

CASH FLOW STATEMENT	3 months ended March 31, 2006, published on June 30, 2006	Differences	3 months ended March 31, 2006, current figures
Net cash flows from operating activities	(19 598)	3 636	(15 962)
Net cash flows from investing activities	(15 834)	(3 636)	(19 470)
Net cash flows from financing activities	18 697	0	18 697
Change in total net cash flows and their equivalents	(16 735)	0	(16 735)

	BALANCE SHEET	
1.	Presentation of Assets and Provisions for net deferred tax	(7 040)
2.	Impact of the Provision established for deferred tax upon retained earnings	(77 841)
3.	Establishment of Provision for deferred tax with the addition of the value of estimated rights to perpetual usufruct of land received free of charge from the commune	70 800
4.	Other	1
	INCOME STATEMENT	
5.	Reclassification of income from lease of investment property from other operating income to sales of services	441
	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	224
	Reclassification of the costs of lease of investment property from other operating expenses to selling and marketing costs	(196)
	Total 5	**469**
6.	Reclassification of income from lease of investment property from other operating income to sales of services	(441)
	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	(224)

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Reclassification of the costs of lease of investment property from other operating expenses to selling and marketing costs	196
	Reclassification of interest on deposits and receivables from finance income to other operating income	321
	Total 5+6	**321**
7.	Reclassification of interest on deposits and receivables from finance income to other operating income	(321)
	Recalculation of the income tax	(919)
	Total 5+6+7	**(919)**

11. EVENTS AFTER THE BALANCE SHEET DATE

The event after the balance sheet date is described in point 12 of the condensed consolidated interim financial statements as at March 31, 2007, as at December 31, 2006 and for 3 months ended March 31, 2007.

12. SHAREHOLDERS

As at May 15, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at May 15, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at May 15, 2007 (no. of voting rights at the GM)	% share in share capital as at May 15, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from March 1, 2007 to May 15, 2007 (since submission of last interim financial statements)
Accor S.A.:	**18 698 000**	**40,57%**	
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**7 524 757**	**16,33%**	
[including on securities accounts of investment funds managed by BZ MBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.]:	*4 577 039*	*9,93%*	*-0,08%*
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	**2 715 009**	**5,89%**	
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	
Pioneer Pekao Invesment Management S.A. (PPIM) - all customers (in portfolio managed by PPIM):	**2 232 876**	**5,06%**	**+5,06%**
[including Pioneer investment funds' portfolio managed by PIONEER PEKAO INVESTEMENT MANAGEMENT S.A.]:	*2 313 646*	*5,02%*	*+5,02%*

* Shares' increase in January of 2007 were presented in previous quarterly statement

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at May 15, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.

2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.

3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.

4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares

5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the Company's knowledge, as at May 15, 2007, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Michael Harvey
   does not hold any Orbis S.A. shares
7. Andrzej Przytuła
   does not hold any Orbis S.A. shares
8. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
9. Denys Sappey
   does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements.

END